May 15, 2009

Douglas A. Gaudet
President and Chief Executive Officer
Penn Millers Holding Corporation
72 North Franklin Street
P.O. Box P
Wilkes-Barre, PA 18773

      Re: **Penn Millers Holding Corporation**
             Registration Statement on Form S-1/A
             Filed April 30, 2009
             File No. 333-156936

Dear Mr. Gaudet:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note your statement on the cover page that you are offering shares in a subscription offering and that you will simultaneously conduct a community offering and may simultaneously conduct a syndicated offering. The disclosure relating to these offerings is unclear. In some discussions in your document, it appears that you are conducting three separate offerings. In other discussions, it appears that the minimum and maximum for the subscription offering are actually the minimum and maximum for all three offerings. Thereby indicating that the three offerings are actually the same offering but that there will be different marketing efforts directed towards the different potential investor classes. Please revise your document to clarify whether this registration statement is intended to be used for all three offerings and whether the minimum and maximum apply to the number of

shares sold in the combined offerings. If you are conducting one offering with three different marketing plans or phases, please refrain from calling any one "the offering." Additionally, note that statements that one of the offerings may occur subsequent to the subscription offering may be interpreted to mean that such offering will be conducted after the subscription offering has closed and funds have been released from escrow.

2. Please disclose the relationship between Stevens & Lee, P.C and Griffin Financial Group. Please describe the material terms of the engagement letters with Stevens & Lee and Griffin Financial for legal services and advisory services. Also, include a risk factor which highlights, quantifies and explains any conflicts and risks posed to investors by the affiliations and agreements between the Registrant, Stevens & Lee and Griffin Financial.

3. We note your response that you have had a conversation with the Pennsylvania Insurance Department in which you were assured there were no objections to your company's conversion and offering. Please provide us with copies of and comment and response letters you have submitted or received from the Pennsylvania Department or other regulators in connection with the conversion.

4. Do you plan to use any supplemental or additional material or disclosure in connection with the community and syndicated offerings? If you do, please file these materials.

5. Supplementally, tell us what you plan to file if you decide to proceed with the syndicated offering, and generally what disclosures you will make in additional filings. This should include and notice you will provide to purchasers in the subscription and community offerings, as well as solicitation materials you will file or deliver to potential purchasers in the syndicated offering.

6. We note that you are proposing to conduct the subscription and community offerings simultaneously. Given the priorities among the different offerees, supplementally, tell us why you are conducting the offerings at the same time and not consecutively. It appears that all of the funds from each offering will be held in escrow until the offering is complete and if not filled, then returned without interest.

7. We note your response to our prior comment 4. Please note our staff position is that Rule 10b-9 of the Exchange Act requires that in the event of:

- an extension of the offering period;
- a change in the offering price;
- a change in the minimum purchase required of an individual investor;
- a sale of sufficient securities to affiliates or the underwriter to meet the minimum;
- a change in the amount of proceeds necessary to break escrow; or
- a change in the application of proceeds,

the proceeds received by the issuer must be returned to the purchasers at least contemporaneously with the institution of the new offer to be made by means of a post-effective amendment. The only exception to this position is a situation in which the original date by which the minimum must be received and escrow broken is extended by the latest extension contemplated in the original prospectus. In this one instance, we will not raise any objection if you file a post effective amendment for the purpose of notifying all persons who have subscribed to the offering of the extension of the offering period and informing purchasers that their money will be refunded pursuant to the terms described in the prospectus unless the purchasers make an affirmative statement to the issuer that they wish to subscribe to the extended offer. This exception is conditioned on either receipt of the affirmative reconfirmation prior to the date upon which the original offering would terminate or the prompt refund of such funds to the subscribers. Therefore, in the event of any other change your company would be required to return the funds to all subscribers, and then resolicit those funds under the new terms of the offer using the revised prospectus. Please revise your disclosure to reflect this position.

8. We note your response to comment 20. Your registration statement now states that your common stock is being offered for sale in connection with the conversion of Penn Millers Mutual from the mutual to the stock form. In an appropriate location in your document, please explain the differences between the two forms such that an investor can understand them and explain the implications of the conversion to the company and to the shareholders.

9. We note that your conversion involves the issuance of subscription rights to your eligible members, ESOP and officers, directors and employees. Please tell us what exemption from registration you are relying on and provide us with an analysis supporting your determination that this exemption is available for this issuance.

10. Please update the financial information as required by Rule 3-12 of Regulation S-X.

Prospectus Summary, page 2

11. Please revise the disclosure related to your A.M. Best rating on page 2 to state that the A-rating is the fourth highest of fifteen possible ratings.

12. We note your revised disclosure in response to comment 8. This disclosure should be as prominent as the disclosure relating to your strategies. Please revise to include this discussion following a separate heading similar to "Our Business Strategies and Offering Rationale."

Risk Factors, page 13

13. Please consider including a risk factor discussing the possibility of tax implications of receiving and exercising subscription rights. Your risk factor should discuss the court's opinion in *Eugeen A. Fisher, Trustee, Seymore P. Nagan Irrevocable Trust, Plaintiff v. The United States, Defendant (No. 04-1726T).* If you believe a risk factor is not warranted, please provide us with an analysis supporting your determination.

Unaudited Pro Forma Financial Information

Unaudited Pro Forma Condensed Balance Sheet, page 37

14. Please revise to reference the line item "borrowings under line of credit" to pro forma adjustment (1) to clarify that the amount outstanding as of the latest balance sheet date will be paid with the proceeds from the offering. Revise your assumptions under the "Use of Proceeds" section as appropriate.

Unaudited Pro Forma Condensed Statement of Operations, page 39

15. It appears that pro forma adjustment (1) for investment income on net proceeds is not factually supportable or may not have a continuing impact. Please remove this adjustment or tell us how this adjustment meets the requirement of Rule 11-02(b)(6) of Regulation S-X. This comment also applies to additional pro forma data presented on page 42. Please note you may disclose such amounts in the footnotes.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies

Loss and Loss Adjustment Expense Reserves, page 48

16. Please clarify your disclosure in response to prior comment 25(e)-(g) by stating, if true, that the actuarial ranges as provided on page 51 are reasonably likely changes in the loss and LAE estimates. Otherwise, disclose the range of reasonably likely changes. In addition, identify and quantify the key assumptions utilized in calculating the low and high points of the ranges and, discuss how and why these assumptions have changed over the periods presented.

Investments, page 53

17. Consistent with your response to prior comment 26(b), please clarify that you only receive one quote per instrument from the pricing service.

Pension Benefit Obligation, page 57

18. Please revise your discussion that was provided in response to prior comment 24 to clarify that the potential changes in pension expense provided on page 57 are changes that are reasonably likely.

Recent Accounting Pronouncements, page 78

19. Please expand your disclosure to clarify the effective date of FASB Staff Position No. FAS 115-2 and FAS 124-2.

Federal Income Tax Considerations, page 127

20. Revise the statement "This is a general discussion of the material United States federal income tax considerations…" on page 127 to indicate that this is Stevens & Lee's opinion as to the tax considerations. Similarly revise the statements "we intend to take the position that…" to states that the discussion is Stevens & Lee's opinion. These statements appear in the paragraphs following the headings "The Conversion" and "Tax Consequences of Subscription Rights" on page 128. Please also revise the tax opinion filed as exhibit 8.1 to clarify that the discussion in the registration statement is Stevens & Lee's opinion.

21. Please revise the discussion on page 129 to provide Stevens & Lee's opinion as to whether or not the subscription rights will have a fair market value.

Compensation Discussion and Analysis, page 140

22. We note your response to comment 36. Please note that disclosure of targets is required regardless of whether or not bonuses are paid. Please revise to disclose the segment and company wide targets.

Exhibits

23. Please file the Employee Stock Ownership Plan as an exhibit to the registration statement.

24. Please file all remaining exhibits as soon as practicable. We will need to review these exhibits once they have been filed and may have additional comments.

Consolidated Financial Statements

Notes to Consolidated Financial Statements

(2) Summary of Significant Accounting Policies

(o) Goodwill, page F-13

25. Please revise your discussion on page F-14 that was provided in response to prior comment 39 to describe the types of information obtained during the selling process indicating that goodwill was impaired.

(12) Liability for Losses and Loss Adjustment Expenses, page F-34

26. Refer to your response to prior comment 41. Please separately quantify the favorable or unfavorable development that is attributable to each factor, frequency and severity. If you are unable to separately quantify these factors, please state this fact and disclose why you are unable to quantify.

(18) Segment Information, page F-37

27. Based on your earned premium disclosure provided in the Business Section, it appears that you have information on revenue by product or group of similar products. Please revise your disclosure to provide revenue for each product or group of similar products as previously requested in prior comment 42.

(20) Discontinued Operations, page F-39

28. Please revise your disclosure to clarify how the income tax benefit on EIG's loss for the year ending December 31, 2008 was computed. Tell us how you allocated income tax expense or benefit among continuing and discontinued operations in 2008. Please refer to paragraph 35 of SFAS 109.

* * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

· should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

· the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

· the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Kei Ino at 202-551-3659 or Donald Abbott at 202-551-3608 if you have questions regarding comments on the financial statements and related matters. Please contact Mike Rosenthall at 202-551-3674 or me at 202-551-3715 with any other questions.

Sincerely,

Jeffrey P. Riedler
Assistant Director

cc: Wesley R. Kelso
      John D. Talbot
      Stevens & Lee, P.C.
      620 Freedom Business Center, Suite 200
      King of Prussia, PA 19406